

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 24, 2011

Mr. Frank P. Simpkins
Chief Financial Officer
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650-0231

     RE: **Kennametal Inc.**
               Form 10-K for the fiscal year ended June 30, 2010
               Filed August 12, 2010
               File No. 1-05318

Dear Mr. Simpkins:

     We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Jaramillo
                    Accounting Branch Chief